                                    Filed by SmartForce PLC Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                Under the Securities Act of 1934
                                          Subject Company: Centra Software, Inc.
                                                  Commission File No.: 000-27861

         On January 16, 2002, SmartForce PLC and Centra Software, Inc. issued a joint press release announcing that SmartForce and Centra had entered into an Agreement and Plan of Reorganization, dated as of January 16, 2002 by and among SmartForce, Atlantic Acquisition Corp. and Centra. The text of the joint press release follows.

FOR IMMEDIATE RELEASE

Contacts:
Anna Yen
Director of Investor Relations, SmartForce ayen@smartforce.com
(650) 817-5924

             SMARTFORCE SIGNS AGREEMENT TO ACQUIRE CENTRA SOFTWARE;
                       REPORTS STRONG FOURTH QUARTER 2001
                                FINANCIAL RESULTS
            Acquisition of Leading e-Collaboration Company to Extend
                          SmartForce Market Leadership

         Redwood City, Calif. - Jan. 16, 2002 - SmartForce (Nasdaq:SMTF) today announced that it has entered into a definitive agreement to acquire Centra Software (Nasdaq: CTRA). The transaction, the largest to date in the e-Learning industry, unites the world's largest e-Learning company with the leading provider of live e-Learning and business e-Collaboration software. SmartForce today also announced revenues and earnings per share for the fourth quarter of 2001, meeting SmartForce's targets and consensus First Call estimates.

Centra Software Acquisition

         SmartForce announced today that it is expanding its industry leadership position by acquiring Centra Software in a stock for stock transaction. Based in Lexington, Mass. Centra's solutions enable real-time, group-oriented human interaction over corporate networks and the Internet. Under the terms of the agreement, Centra shareholders will receive 0.425 shares of SmartForce for each Centra share. Based on yesterday's closing price of SmartForce American Depositary Shares, the transaction is valued at approximately $284 million, including the assumption of Centra's stock options.

         The acquisition further solidifies SmartForce's position as the world's premier e-Learning company. Centra brings to SmartForce world-class technology, talented employees and a blue-chip customer base that will complement the more than 2,500 customers SmartForce already enjoys. Through the acquisition, SmartForce will add Centra's base of over 775 customers, the substantial majority of which are new to SmartForce. Moreover, the deal will solidify SmartForce's position as a market leader with over 2,000 employees, including over 900 customer facing employees, and combined 2001 research and development investment of over $60 million, more than triple the investment of any other public e-Learning company.

         The acquisition also increases SmartForce's ability to provide targeted learning solutions that support enterprises' critical business processes. Centra's proven collaboration solutions are designed to facilitate strategic business processes across the extended enterprise, including accelerated product introductions, customer interaction, sales training, hands-on software application deployments, new hire and employee training, change management initiatives and other revenue-generating activities. The integration of Centra's collaboration technology with SmartForce's key capabilities- including content, platform, tools and services- will help SmartForce to rapidly develop and deploy preconfigured learning solutions that address these processes, solutions that customers can easily customize for their specific objectives.

         Furthermore, the integration of Centra's collaboration software with the SmartForce e-Learning platform will also significantly advance the Company's longer-term strategy of becoming the primary infrastructure used by global enterprises to drive knowledge transfer throughout the extended enterprise.

         "This combination is truly a watershed event for the e-Learning industry," said Greg Priest, Chairman and CEO of SmartForce. "Critical mass and scale have become increasingly important as the market's requirements have matured and new market entrants have emerged. By joining together with Centra, we are taking another major step forward in building a company that can become a powerful and enduring franchise. We lead the market today by every significant measure, including customer base, salespeople, breadth of offerings and technology investment."

         "We are delighted to be joining forces with SmartForce," said Leon Navickas, Chairman and CEO of Centra. "This transaction will enable the combined company to move beyond traditional training and skills applications to build solutions on a robust software infrastructure for our customers that gets to the core of their mission-critical business problems."

         The acquisition has been approved by both companies' Boards of Directors and is subject to various closing conditions, including approval by the shareholders of both companies and obtaining specific regulatory approvals. Credit Suisse First Boston is acting as financial advisor to SmartForce on this transaction.

Post-Acquisition Financial Guidance

         SmartForce anticipates that the acquisition will be completed during the second quarter of 2002 and that the acquisition will be one cent accretive to earnings per share for the second half of 2002. In addition, the Company anticipates that the acquisition will be accretive to earnings in 2003, and has established a 2003 pre-amortization earnings per share target for the combined business of $1.05, up from our previous 2003 target of $1.00. There will be a substantial one-time charge in the second quarter of 2002 in connection with the acquisition and the transaction will also be dilutive to Q2 earnings with the exact amount depending on the timing of closing, given that this is a purchase transaction.

         The above targets represent the Company's current revenue and earnings goals as of the date of this release, and are based on current conditions. The Company does not undertake to update these targets in any way or for any reason.

2001 Financial Results

         SmartForce's revenues for the fourth quarter were $65.3 million, up 13 percent from the $57.7 million reported a year ago. Net income for the quarter excluding amortization of intangible assets was $2.6 million, or $0.04 per share, in line with First Call consensus estimates. This compares with net income of $648,000, or $0.01 per share, for the fourth quarter of 2000. On a reported basis, the company recorded a net loss for the quarter of $205,000 or $0.00 per share.

         For 2001 as a whole, revenues were $261 million. Net income for the year, before amortization of acquired intangibles, was $13.2 million, or $0.22 per share. On a reported basis, the Company recorded net income for 2001 $3.0 million, or $0.05 per share.

         SmartForce continued to execute on its strategy, posting solid growth and operating metrics. The Company reported that its average contract size increased to $180,000, sequentially up from $175,000 during the third quarter and up 13 percent from the same period a year ago. SmartForce continued to leverage its customer base by renewing and expanding existing contracts and penetrating multiple departments within its customer organizations. As a result, the Company's dollar renewal rate remained strong, at over 150 percent. SmartForce again exceeded its goal of signing at least five deals worth over $1 million during the quarter. December bookings were particularly strong, representing the best bookings month of 2001.

         "We are encouraged by the strength we saw in the quarter and are particularly pleased with the success our sales force is having in selling solutions that are critical to our customers' business initiatives," commented Mr. Priest. "Customers are increasingly looking to SmartForce as the partner to help them get the most out of their e-Learning solutions."

About SmartForce:
SmartForce, the world's largest e-Learning company, provides integrated enterprise e-Learning solutions. SmartForce e-Learning is a comprehensive application infrastructure to support e-Learning initiatives in enterprises globally. Encompassing the largest body of e-Learning content in the world, and a fully integrated student environment, learning management system and a range of custom content creation and publication tools, SmartForce e-Learning provides the architecture that global enterprises are using today to implement e-Learning strategies to support their critical strategic business initiatives. With more than 2,500 major corporate customers, SmartForce e-Learning solutions bring the power of the Internet to the critical training business process. SmartForce is quoted on the NASDAQ National Market under the symbol "SMTF." The company, which has more than 1,800 employees worldwide, has corporate headquarters at 900 Chesapeake Drive, Redwood City, Calif., 94063. Phone: 650.817.5900. Fax:
650.817.5061. Web site: www.smartforce.com.

About Centra
Centra is the world's leading provider of e-Learning and business e-Collaboration applications. Used by more than 775 companies, government agencies, and universities worldwide, Centra offers a comprehensive suite of real-time knowledge delivery and management solutions, including voice-enabled virtual classrooms, Web conferences and online meetings. Centra offers the most advanced voice-over-IP technologies, with scalability across the extended enterprise and seamless access through thin client architecture. Using the broad suite of Centra applications, global organizations increase the overall effectiveness of their e-Learning and communication initiatives, targeting the appropriate mix of live and self-paced learning formats and activities for each audience or strategic business task.

Forward-Looking Statements
          Certain statements in this release, including but not limited to the statements contained in the "Post Acquisition Financial Guidance" section of this release, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause results to differ materially include, but are not limited to, the factors more fully set forth in the "Risk Factor" section below.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and Centra intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and Centra are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, Centra and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at WWW.SEC.GOV. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from SmartForce or Centra. In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and Centra in connection with the transaction, each of SmartForce and Centra file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and Centra with the SEC are also available for free at the SEC's web site at WWW.SEC.GOV. A free copy of these reports, statements and other information may also be obtained from SmartForce or Centra.

         SmartForce's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Centra and SmartForce in favor of the Merger. A description of the interests of SmartForce's executive officers and directors in SmartForce is set forth in the proxy statement for SmartForce's 2001 Annual Meeting of Stockholders, which was filed with the SEC on June 15, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of SmartForce's executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.

         Centra's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Centra and SmartForce in favor of the Merger. A description of the interests of Centra's executive officers and directors in Centra is set forth in the proxy statement for Centra's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Centra's executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.

         The merger agreement for SmartForce's acquisition of Centra Software, Inc. was filed with the Securities and Exchange Commission today by SmartForce as an exhibit to the Current Report on Form 8-K and is incorporated by reference into this filing.

Note to Editors: Statements of Operations and Balance Sheet to follow

                                 SmartForce PLC
                 Condensed Consolidated Statements of Operations
                (dollars in thousands, except per share amounts)

                                                           Three Months                 Twelve Months
                                                           ------------                 -------------
                                                        Ended December 31,             Ended December 31,
                                                        ------------------             ------------------
                                                        2000           2001            2000           2001
                                                        ----           ----            ----           ----
Revenues                                             $  57,699       $ 65,326       $ 168,197      $ 260,875
Cost of revenues                                         9,409         11,049          27,452         43,064
                                                     ---------       --------       ---------      ---------
Gross profit                                            48,290         54,277         140,745        217,811
Operating expenses:
     Research and development                           12,049         13,366          42,085         51,328
     Sales and marketing                                31,189         33,550         105,618        132,793
     General and administrative                          5,444          5,336          19,703         21,727
     Amortization of acquired intangibles
                                                         2,323          2,811           8,603         10,158
                                                     ---------       --------       ---------      ---------
         Total operating expenses                       51,005         55,063         176,009        216,006
                                                     ---------       --------       ---------      ---------
Income (loss) from operations                          ( 2,715)          (786)        (35,264)         1,805
Other income, net                                        1,112            936           4,372          3,037
                                                     ---------       --------       ---------      ---------
Income (loss) before provision for income taxes         (1,603)           150         (30,892)         4,842
Provision (benefit) for income taxes                        72            355          (2,229)         1,800
                                                     ---------       --------       ---------      ---------

Net income (loss)                                    $  (1,675)      $   (205)      $ (28,663)     $   3,042
                                                     =========       ========       =========      =========

Net income (loss) per share - Basic                  $   (0.03)      $   0.00       $   (0.56)     $    0.06
                                                     =========       ========       =========      =========

Shares used in computing net income (loss) per          51,762         56,709          51,111         54,478
                                                     =========       ========       =========      =========
share - Basic

Net income (loss) per share  -                       $   (0.03)      $   0.00       $   (0.56)     $    0.05
                                                     =========       ========       =========      =========
Diluted

Shares used in computing net income (loss) per          51,762         56,709          51,111         60,837
                                                     =========       ========       =========      =========
share - Diluted

                                 SmartForce PLC
                      Condensed Consolidated Balance Sheets
                             (dollars in thousands)

                                                                                December 31,     December 31,
                                                                                    2000             2001
                         ASSETS
Current assets
Cash                                                                              $  65,412        $  65,133
Short term investments                                                               42,545           44,142
Accounts receivable, net                                                             76,458          102,373
Inventories                                                                             369              333
Deferred tax assets, net                                                              2,398            2,214
Prepaid expenses                                                                     12,467           21,079
                                                                                  ---------        ---------

                     Total Current assets                                           199,649          235,274

Intangible assets                                                                    73,194           74,957
Property and equipment, net                                                          29,388           40,191
Investments                                                                           3,616           13,616
Deferred tax assets, net                                                                119              192
Other assets                                                                         28,817           27,877
                                                                                  ---------        ---------

                     Total assets                                                 $ 334,783        $ 392,107
                                                                                  =========        =========



                      LIABILITIES AND SHAREHOLDERS' EQUITY

Deferred revenues                                                                 $  48,381        $  44,539
Current liabilities                                                                  39,005           31,588
                                                                                  ---------        ---------
Total current liabilities                                                            87,386           76,127

Non current liabilities                                                               1,759              517

Shareholders' equity                                                                245,638          315,463
                                                                                  ---------        ---------
                     Total liabilities and shareholders'
                     Equity                                                       $ 334,783        $ 392,107
                                                                                  =========        =========

RISK FACTORS RELATING TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. THIS LIMITS YOUR ABILITY TO EVALUATE OUR HISTORICAL FINANCIAL RESULTS AND INCREASES THE LIKELIHOOD THAT OUR RESULTS WILL FALL BELOW MARKET ANALYSTS' EXPECTATIONS, WHICH COULD CAUSE THE PRICE OF OUR ADSS TO DROP RAPIDLY AND SEVERELY.

         We have in the past experienced fluctuations in our quarterly operating results and anticipate that these fluctuations will continue and could intensify in the future. As a result, we believe that our quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the price of our ADSs. For example, our revenue for the quarter ended September 30, 1998 did not increase at a rate comparable to prior quarters. As a direct result, the trading price of our ADSs decreased rapidly and significantly, having an extreme adverse effect on the value of an investment in our securities.

         Our operating results have historically fluctuated, and may in the future continue to fluctuate, as a result of factors, which include:

         -  the size and timing of new and renewal agreements;
         - the rate at which we continue to migrate our customers to our e-Learning solutions;
         - the number and size of outsourced virtual university agreements or other agreements providing for professional services or the resale of instructor-led training;
         - the mix of revenue between content, e-Learning platform, professional services and products licensed from third parties;
         -  royalty rates;
         - the announcement, introduction and acceptance of new products, product enhancements and technologies by us and our competitors;
         - the mix of sales between our field sales force, our other direct sales channels and our telesales sales channels;
         - the impact of any unanticipated decline in net revenues in any particular quarter as compared to the relatively fixed nature of our expense levels in the short term;
         -  general conditions in the U.S. or the international economy;
         - general conditions in our market or the markets served by our customers in the U.S.;
         -  competitive conditions in the industry;
         -  the loss of significant customers;
         -  delays in availability of existing or new products;
         -  the spending patterns of our customers;

         -  litigation costs and expenses;
         -  currency fluctuations; and
         -  the length of sales cycles.

DEMAND FOR OUR PRODUCTS AND SERVICES MAY BE ESPECIALLY SUSCEPTIBLE TO ADVERSE ECONOMIC CONDITIONS.

         Our business and financial performance may be damaged by adverse financial conditions affecting our target customers or by a general weakening of the economy. Some companies may not view training products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego education and training expenditures before limiting their other expenditures.

         In addition, the general condition of the economy, and by extension our business, can be affected by social, political and military conditions. For example, the terrorist events of September 11, 2001 and their aftermath had a material adverse effect on our third quarter bookings. It is not possible to predict the outcome of the recent escalation of hostilities between the United States and certain countries and persons related to the events of September 11. The continuation of these hostilities could result in further weakness in the economy which would have an adverse impact on our operating results and financial condition.

OUR EXPERIENCE IN SELLING FULLY INTEGRATED, INTERNET-BASED LEARNING SOLUTIONS, IS RELATIVELY LIMITED.

         In the fourth quarter of 1999 we introduced SmartForce e-Learning, a hosted Internet-based learning solution. While the results of our efforts to migrate our business to the e-Learning model and market these solutions to our customers have exceeded our expectations, we have relatively limited experience with these solutions, which makes our historical results of limited value in predicting the potential success of this initiative. The ultimate success of this initiative will depend on our ability to continue to expand and enhance our e-Learning infrastructure, to market and sell the new e-Learning solutions to existing and prospective customers, to host, operate and manage our destination site, and to attract and retain key management and technical personnel.

         We may not be successful in these efforts and the economic terms of any arrangements that might be expected may not be as favorable as the traditional licensing agreements. We believe that a lack of success in this regard could have a material negative effect on us. Moreover, the arrangements with our customers under the e-Learning model have had and will continue to have accounting and operating model consequences that would also be materially different from the consequences of our traditional software licensing model.

OUR OPERATING RESULTS ARE SUBJECT TO SEASONAL FLUCTUATIONS WHICH MAY ADVERSELY IMPACT OUR BUSINESS.

         Our operating results are subject to seasonal fluctuations, based in part on customers' annual budgetary cycles and in part on the annual nature of sales quotas. These seasonal trends have in the past caused revenues in the first quarter of a year to be less, perhaps substantially so, than revenues for the immediately preceding fourth quarter. We expect that these seasonal trends could continue to adversely affect our revenues. In addition, we have in past years added significant headcount in the sales and marketing and research and development functions in the first quarter, and to a lesser extent, the second quarter. Because these headcount additions do not immediately contribute significant revenues, our operating margins in the earlier part of the year tend to be significantly lower than in the later parts of the year. In addition, many technology companies also experience a seasonal downturn in demand during the summer months. These seasonal trends may have a material adverse effect on our results of operations.

WE RELY ON STRATEGIC ALLIANCES THAT MAY NOT CONTINUE IN THE FUTURE.

         We have developed strategic alliances to develop and market many of our products, and we believe that an increasing proportion of our future revenues may be attributable to products developed and marketed through these and other future alliances. However, these relationships are not exclusive and we may be unable to continue to develop future products through these alliances in a timely fashion or may be unable to negotiate additional alliances in the future on acceptable terms or at all.

         The marketing efforts of our partners may also disrupt our direct sales efforts. Our development and marketing partners could pursue their existing or alternative training programs in preference to and in competition with those being developed by us. In the event that we are unable to maintain or expand our current development and marketing alliances or enter into new development and marketing alliances, our operating results and financial condition could be materially adversely affected. Furthermore, we are required to pay royalties to our development and marketing partners on products developed with them, which reduces our gross margins. We expect that cost of revenues may fluctuate from period to period in the future based upon many factors, including the revenue mix (between content, e-Learning platform, services and partner's products) and the timing of expenses associated with development and marketing alliances. In addition, the collaborative nature of the development process under these alliances may result in longer development times and less control over the timing of product introductions than for e-Learning offerings developed solely by us. Our strategic alliance partners may from time to time renegotiate the terms of our agreement with them and could result in changes to the royalty arrangements, which could adversely effect our results of operations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO MEET THE NEEDS OF THE RAPIDLY CHANGING MARKET.

         The market for interactive education and training is influenced by rapidly changing technology, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. New methods of providing interactive education in a technology-based format are being developed and offered in the marketplace, including intranet and Internet offerings. Many of these new offerings involve new and different business models and contracting mechanisms. In addition, multimedia and other product functionality features are being added to the educational software. Accordingly, our future success will depend upon the extent to which we are able to develop and implement products which address these emerging market requirements on a cost effective and timely basis. Product development is risky because it is difficult to foresee developments in technology, coordinate technical personnel and identify and eliminate design flaws. Any significant delay in releasing new products could have a material adverse effect on the ultimate success of our products and could reduce sales of predecessor products. We may not be able to introduce new products on a timely basis. In addition, new products introduced by us may fail to achieve a significant degree of market acceptance or, once accepted, may fail to sustain viability in the market for any significant period. If we are unsuccessful in addressing the changing needs of the marketplace due to resource, technological or other constraints, or in anticipating and responding adequately to changes in customers' software technology and preferences, our business and results of operations would be materially adversely affected.

THE SUCCESS OF OUR E-LEARNING STRATEGY DEPENDS ON THE RELIABILITY AND CONSISTENT PERFORMANCE OF OUR INFORMATION SYSTEMS AND INTERNET INFRASTRUCTURE.

         The success of our e-Learning strategy is highly dependent on the consistent performance of our information systems and Internet infrastructure. If our Web site fails for any reason or if we exercise any unscheduled down times, even for only a short period of time, our business and reputation could be materially harmed. We have in the past experienced performance problems and unscheduled downtime, and these problems could occur. We rely on third parties for proper functioning of our computer infrastructure, delivery of our e-Learning application and the performance of our destination site. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Any system failures could adversely affect customer usage of our solutions and user traffic results in any future quarters, which could adversely affect our revenues and operating results and harm our reputation with corporate customers, subscribers and commerce partners. A key element of our strategy is to generate a high volume of traffic to the Web site and create a significant subscriber base. Accordingly, the satisfactory performance, reliability and availability of our Web site and computer infrastructure is critical to our reputation and ability to attract and retain corporate customers, subscribers and commerce partners. We cannot accurately project the rate or timing of any increases in traffic to our Web site and, therefore, the integration and timing of any upgrades or enhancements required to facilitate any significant traffic increase to the Web site are uncertain. We have in the past experienced difficulties in upgrading our site infrastructure to handle increased traffic, and these difficulties could recur. The failure to expand and upgrade the Web site or any system error, failure or extended down time, could materially harm our business, reputation, financial condition or results of operations.

         Our facilities in the State of California, including our corporate headquarters and other critical business operations, are currently subject to electrical blackouts as a consequence of a shortage of available power. In the event these blackouts continue to increase in severity, they could disrupt the operations of our affected facilities and our business could be seriously harmed. In addition, in connection with the shortage of available power, prices for electricity have risen dramatically, and will likely to continue to increase in the foreseeable future. Such price changes will increase our operating costs, which could adversely impact our profitability.

THE INTERNET-BASED LEARNING MARKET IS A DEVELOPING MARKET, AND OUR BUSINESS WILL SUFFER IF E-LEARNING IS NOT WIDELY ACCEPTED.

         The market for Internet-based enterprise learning is a new and emerging market. Corporate training and education has historically been conducted primarily through classroom instruction and has traditionally been performed by a company's internal personnel. Many companies have invested heavily in their current training solutions. Although technology-based training applications have been available for several years, they currently account for only a small portion of the overall training market.

         Accordingly, our future success will depend upon the extent to which companies adopt technology-based solutions and use the Internet in connection with their training activities, and the extent to which companies utilize the services or purchase products of third-party providers. Many companies that have already invested substantial resources in traditional methods of corporate training may be reluctant to adopt a new strategy that may compete with their existing investments. Even if companies implement technology-based training or Internet learning solutions, they may still choose to design, develop, deliver or manage all or part of their education and training internally. If technology based learning and the use of the Internet for learning does not become widespread, or if companies do not use the products and services of third parties to develop, deliver or manage their training needs, then our products and services, may not achieve commercial success.

WE MAY FAIL TO INTEGRATE ADEQUATELY ACQUIRED PRODUCTS, TECHNOLOGIES AND BUSINESSES.

         As a result of the consummation of a number of acquisitions our operating expenses have increased. The integration of these businesses may not be successfully completed in a timely fashion, or at all. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting our operating margins. Any failure to successfully complete the integration in a timely fashion or to generate sufficient revenues from the acquired businesses could have a material adverse effect on our business and results of operations.

         In April 2001 we acquired icGlobal, providers of industry acclaimed Learning Management System software. In August 2001 we acquired substantially all of the assets of Impaxselling.com, a sales performance company providing global enterprises with web-based learning solutions designed to improve sales and account management performance. In October 2001 we acquired SkillScape Solutions, Inc., a provider of competency management systems. Difficulties in combining these companies' products and technologies could have an adverse impact on our ability to fully benefit from our existing and future investment in this business and on the future prospects for our business, management and professional education software products.

         We regularly evaluate acquisition opportunities and are likely to make acquisitions in the future that would provide additional product or service offerings, additional industry expertise or an expanded geographic presence. We may be unable to locate attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired companies. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

RAPID EXPANSION OF OUR OPERATIONS COULD STRAIN OUR PERSONNEL AND SYSTEMS.

         We have recently experienced rapid expansion of our operations, which has placed, and is expected to continue to place, significant demands on our executive, administrative, operational and financial personnel and systems. Our future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our operational, financial control and reporting systems. In particular, we require significant improvement in our order entry, fulfillment and management information systems in order to support our expanded operations. If we are unable to respond to and manage changing business conditions, our business and results of operations could be materially adversely affected.

OUR EXPENSE LEVELS ARE FIXED IN THE SHORT TERM AND WE MAY BE UNABLE TO ADJUST SPENDING TO COMPENSATE FOR UNEXPECTED REVENUE SHORTFALLS.

         Our expense levels are based in significant part on our expectations regarding future revenues and are fixed to a large extent in the short term. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall would therefore have a material adverse effect on our results of operations. This risk materialized in the third quarter of 1998, where profit was dramatically negatively affected by a shortfall in revenues as against management's expectations.

WE DEPEND ON A FEW KEY PERSONNEL TO MANAGE AND OPERATE US.

         Our success is largely dependent on the personal efforts and abilities of our senior management. Failure to retain these executives, or the loss of certain additional senior management personnel or other key employees, could have a material adverse effect on our business and future prospects.

         We are also dependent on the continued service of our key sales, content development and operational personnel and on our ability to attract, motivate and retain highly qualified employees. In addition, we depend on writers, programmers, Web designers and graphic artists. We expect to continue to hire additional content development, programmers, sales and marketing, information systems and accounting staff. However, we may be unsuccessful in attracting, retaining or motivating key personnel. The inability to hire and retain qualified personnel or the loss of the services of key personnel could have a material adverse effect upon our current business, new product development efforts and future business prospects.

INCREASED COMPETITION MAY RESULT IN DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES, WHICH MAY RESULT IN REDUCED REVENUES AND GROSS MARGINS AND LOSS OF MARKET SHARE.

         The market for business education training solutions is highly fragmented and competitive, and we expect this competition to increase. We expect that because of the lack of significant barriers to entry into this market, new competitors may enter the market in the future. In addition to increased competition from new companies entering into the market, established companies are entering into the market through acquisitions of smaller companies, which directly compete with us, and we expect this trend to continue. We expect the market to become increasingly competitive due to the lack of significant barriers to entry. We may also face competition from publishing companies and vendors of application software, including those vendors with whom we have formed development and marketing alliances.

         Our primary source of direct competition comes from third-party suppliers of instructor-led information technology, business, management and professional skills education and training as well as suppliers of computer-based training and e-Learning solutions. We also face indirect competition from internal education and training departments of our potential customers. We also compete to a lesser extent with consultants, value-added resellers and network integrators. Certain of these value-added resellers also market products competitive with ours. We expect that as organizations increase their dependence on outside suppliers of training, we will face increasing competition from these other suppliers as education and training managers more frequently compare training products provided by outside suppliers.

         Growing competition may result in reduced revenue and gross margins and loss of market share, any one of which have a material adverse effect on our business. Many of our current and potential competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name price competition, and we expect that we will face increasing price pressures from competitors as managers demand more value for their training budgets. Accordingly, we may be unable to provide e-Learning solutions that compare favorably with new instructor-led techniques, other interactive training software or new e-Learning solutions or competitive pressures may require us to reduce our prices significantly.

OUR BUSINESS IS SUBJECT TO CURRENCY FLUCTUATIONS THAT CAN ADVERSELY AFFECT OUR OPERATING RESULTS.

         Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses. In particular, the value of the U.S. dollar against the Euro and related currencies impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the Euro, pound sterling and other currencies relative to the U.S. dollar could adversely affect our business and results of operations.

OUR CORPORATE TAX RATE MAY INCREASE, WHICH COULD ADVERSELY IMPACT OUR CASH FLOW, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We have significant operations and generate a majority of our taxable income in the Republic of Ireland, and some of our Irish operating subsidiaries are taxed at rates substantially lower than tax rates in effect in the United States and other countries in which we have operations. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. Moreover, because we incur income tax in several countries, an increase in our profitability in one or more of these countries could result in a higher overall tax rate. In addition, if U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries' profits are currently recognized, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS. UNAUTHORIZED USE OF OUR TECHNOLOGY MAY RESULT IN DEVELOPMENT OF PRODUCTS OR SERVICES THAT COMPETE WITH OURS.

         Our success depends on our ability to protect our rights in our intellectual property and trade secrets. We rely upon a combination of copyright, trademark and trade secret laws and customer license agreements, and other methods to protect our proprietary rights. We also enter into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we have not signed protective agreements in every case. Unauthorized parties may copy aspects of our products, services or technology or obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management and technical resources.

SOME MAY CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD RESULT IN COSTLY LITIGATION OR REQUIRE US TO REENGINEER OR CEASE SALES OF OUR PRODUCTS OR SERVICES.

         Third parties could in the future claim that our current or future products infringe their intellectual property rights. Any claim, with or without merit, could result in costly litigation or require us to reengineer or cease sales of our products or services, any of which could have a material adverse effect on our business. Infringement claims could also result in an injunction in the use of our products or require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all. Though no legal actions are pending at this time, from time to time we learn of parties that claim broad intellectual property rights in the e-Learning area that might implicate our offerings. These parties or others could initiate actions against us in the future.

WE ARE SUBJECT TO A PENDING LEGAL PROCEEDING AND MAY BECOME SUBJECT TO ADDITIONAL PROCEEDINGS AND ADVERSE DETERMINATIONS IN THESE PROCEEDINGS COULD HARM OUR BUSINESS.

         Since the end of the third quarter of 1998, a class action lawsuit has been pending in the United States District Court for the Northern District of California against us, one of our subsidiaries, SmartForce USA, and certain of our former and current officers and directors, alleging violation of the federal securities laws. It has been alleged in this lawsuit that we misrepresented or omitted to state material facts regarding our business and financial condition and prospects in order to artificially inflate and maintain the price of our ADSs, and misrepresented or omitted to state material facts in our registration statement and prospectus issued in connection with our merger with Forefront, which also is alleged to have artificially inflated the price of our ADSs.

         We believe that this action is without merit and intend to vigorously defend ourselves against it. Although we cannot presently determine the outcome of this action, an adverse resolution of this matter could significantly negatively impact our financial position and results of operations.

         We may be from time to time involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact our financial position and results of operations.

OUR NON-U.S. OPERATIONS ARE SUBJECT TO RISKS WHICH COULD NEGATIVELY IMPACT OUR FUTURE OPERATING RESULTS.

         We expect that international operations will continue to account for a significant portion of our revenues, and intend to continue to expand our operations outside of the United States. Operations outside of the United States are subject to inherent risks, including difficulties or delays in developing and supporting non-English language versions of our products and services, political and economic conditions in various jurisdictions, in staffing and managing foreign subsidiary operations, longer account receivable payment cycles and potential adverse tax consequences. Any of these factors could have a material adverse effect on our future operations outside of the United States, which could negatively impact our future operating results.

BECAUSE MANY USERS OF OUR E-LEARNING SOLUTIONS ACCESS THEM OVER THE INTERNET, FACTORS ADVERSELY AFFECTING THE USE OF THE INTERNET COULD HARM OUR BUSINESS.

         Many of our users access our e-Learning solutions over the Internet. Any factors that adversely affect Internet usage could disrupt the ability of those users to access our e-Learning solutions, which would adversely effect customer satisfaction and therefore our business. Factors which could disrupt Internet usage include slow access to download times, security concerns, network problems or service disruptions that prevent users from accessing an Internet server and delays in, or disputes concerning, the development of industry wide Internet standards and protocols.

THE MARKET PRICE FOR OUR ADSS MAY FLUCTUATE AND MAY NOT BE SUSTAINABLE.

         The market price of our ADSs has fluctuated significantly since our initial public offering and is likely to continue to be volatile. We believe that factors, such as the following, could cause the price of our ADSs to fluctuate, perhaps substantially:

         - announcements of developments related to ourselves or our competitors' business;

         - announcements of new products or enhancements by ourselves or our competitors;
         -  sales of our ADSs into the public market;
         - developments in our relationships with our customers, partners and distributors;
         - shortfalls or changes in revenues, gross margins, earnings or losses or other financial results which differ from public market expectations;
         - changes in the public market expectation of our performance or industry performance;
         -  changes in market valuations of competitors;
         -  regulatory developments;
         -  additions or departures of key personnel;
         -  fluctuations in results of operations; and
         - general conditions in our market or the markets served by our customers or in the U.S. and or the International economy.

         In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, has experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of affected companies. The market price of our ADSs may continue to experience significant fluctuations in the future, including fluctuations that are unrelated to our performance. To succeed we must continue to expand our content offerings, upgrade our technology and distinguish our solution. We may not be able to do successfully. Any failure by us to anticipate or respond adequately to changes in technology and customer preferences or any significant delays in content development or implementation could impact our ability to capture market share.

RISKS RELATED TO THE PROPOSED MERGER

WE MAY FACE CHALLENGES IN INTEGRATING CENTRA'S BUSINESS WITH OURS AND, AS A RESULT, MAY NOT REALIZE THE EXPECTED BENEFITS OF THE ANTICIPATED MERGER

         We may not be successful in integrating Centra's business with ours. Integrating our operations and personnel with Centra's will be a complex process. The integration may not be completed rapidly or achieve the anticipated benefits of the merger. The successful integration of Centra's business with ours will require, among other things, integration of our two companies' products and services, sales and marketing, information and software systems, coordination of employee retention, hiring and training and coordination of ongoing and future research and development efforts. The diversion of the attention of management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of the combined company's business. Further, the process of combining Centra's business with ours could negatively affect employee morale and our ability to retain some of our or Centra's key employees after the merger. In addition, we intend after the merger to develop new products and services that combine Centra's assets with ours. This may result in longer sales cycles and product implementations, which may cause revenue and operating income to fluctuate and fail to meet expectations. To date, we have not completed our investigation into the obstacles, technological, market-driven or otherwise, to developing and marketing these new products and services in a timely and efficient way. There can be no assurance that we will be able to overcome these obstacles, or that a market for such new SmartForce products and services will develop after the merger.

         Also, we could face additional risks inherent in Centra's business that we were not previously subject to, such as additional requirements in the future to fund our operations could be significantly increased due to the capital requirements of Centra's business.

         In addition to the integration risks discussed above, the combined company's ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on its ability to combine operations or implement workforce reductions.

CHARGES TO EARNINGS RESULTING FROM THE APPLICATION OF THE PURCHASE METHOD OF ACCOUNTING MAY ADVERSELY AFFECT SMARTFORCE'S RESULTS OF OPERATIONS AND THE MARKET VALUE OF SMARTFORCE'S ADSS FOLLOWING THE MERGER

         In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on Smartforce's results of operations and the market value of SmartForce ADSs following completion of the merger. Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to Centra's net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to in-process research and development will be expensed by the combined company in the quarter in which the merger is completed. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, in-process research and development and potential impairment charges could have a material impact on the combined company's results of operations.

NEED FOR GOVERNMENTAL CLEARANCES MAY PREVENT OR DELAY CONSUMMATION OF THE MERGER

         The merger is subject to review by the United States Federal Trade Commission under the Hart-Scott-Rodino Improvements Act of 1976. In addition, other filings with, notifications to and authorizations and approvals of, various governmental agencies with respect to the merger and other transactions contemplated by the reorganization agreement and the stockholder agreements, relating primarily to antitrust issues, must be made prior to the consummation of the merger. Under each of these statutes, SmartForce and Centra are required to make pre-merger notification filings and to await the expiration or early termination of statutory waiting periods and clearance prior to completing the merger. We and Centra are seeking to obtain all such required regulatory clearances prior to the scheduled completion of these transactions.

         The reviewing authorities may not permit the merger at all or may impose restrictions or conditions on the merger that may seriously harm the combined company if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Either SmartForce or Centra may refuse to complete the merger if restrictions or conditions are required by governmental authorities that would materially adversely impact the combined company's results of operations or the benefits anticipated to be derived by the combined company. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. SmartForce and Centra also may agree to restrictions or conditions imposed by antitrust authorities in order to obtain regulatory approval, and these restrictions or conditions could harm the combined company's operations. In addition, during or after the statutory waiting periods, and even after completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. SmartForce, Centra or the combined company may not prevail, or may incur significant costs, in defending or settling any action under the antitrust laws.

THE BUSINESSES OF SMARTFORCE AND CENTRA MAY BE ADVERSELY AFFECTED IF THE MERGER IS NOT COMPLETED.

         If the merger is not completed, SmartForce's business and Centra's operations may be harmed to the extent that customers, suppliers and others believe that the companies cannot effectively compete in the marketplace without the merger, or otherwise remain uncertain about the companies. Completion of the merger is subject to several closing conditions, including obtaining requisite regulatory and shareowner approvals. SmartForce and Centra will be required to pay significant costs incurred in connection with the merger, including legal, accounting and a portion of the financial advisory fees, whether or not the merger is completed.

PARTNERS OR CUSTOMERS MAY REACT UNFAVORABLY TO THE PROPOSED COMBINATION

Both we and Centra partner with numerous other technology companies including software and services firms to deliver SmartForce and Centra products and services to customers. Some of these partners may feel that the combined company poses new competitive threats to their businesses and as a result may break their relationships with us or Centra. In addition, some of our customers or customers of Centra may view the combined company as a competitor and, therefore, terminate relationships with SmartForce or Centra.